Sizzle Acquisition Corp.

4201 Georgia Avenue, NW

Washington, DC

20011

VIA EDGAR

November 23, 2022

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

100 F Street, NE

Washington, D.C. 20549

Attn: Jeffrey Gabor

Re:	Sizzle Acquisition Corp.
Preliminary Proxy Statement on Schedule 14A
Filed November 21, 2022
File No. 001-41005

Dear Mr. Gabor:

Sizzle Acquisition Corp. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response (the “Response”) to the comment letter (the “Comment Letter”) received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on November 23, 2022, regarding the preliminary proxy statement on Schedule 14A (the “Preliminary Proxy Statement”) submitted to the Commission on November 21, 2022.

In response to the Comment Letter, we have revised the Preliminary Proxy Statement and are filing an amended proxy statement (the “Proxy Statement”) with the Commission simultaneously with the filing of this Response to address the comment.

For the Staff’s convenience, we have repeated below the Staff’s comment from its Comment Letter in bold, and have followed the comment with the Company’s response.

Preliminary Proxy Statement on Schedule 14A filed November 21, 2022

General

1. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

The Company respectfully advises the Staff that neither we nor our sponsor, VO Sponsor, LLC, is controlled by a non-U.S. Person and neither we nor our sponsor have substantial ties to a non-U.S. person. Nevertheless, we will add the following risk factor to page 15 of the Proxy Statement in view of the Staff’s comment. This risk factor is largely taken from the risk factor included in our previously filed Quarterly Report on Form 10-Q for the period ended June 30, 2022, as filed with the SEC on August 15, 2022.

We may not be able to complete an initial Business Combination with certain potential target companies if a proposed transaction with the target company may be subject to review or approval by regulatory authorities pursuant to certain U.S. or foreign laws or regulations.

Certain acquisitions or Business Combinations may be subject to review or approval by regulatory authorities pursuant to certain U.S. or foreign laws or regulations. In the event that such regulatory approval or clearance is not obtained, or the review process is extended beyond the period of time that would permit an initial Business Combination to be consummated with us, we may not be able to consummate a Business Combination with such target. In addition, regulatory considerations may decrease the pool of potential target companies we may be willing or able to consider.

Among other things, the U.S. Federal Communications Act prohibits foreign individuals, governments, and corporations from owning more than a specified percentage of the capital stock of a broadcast, common carrier, or aeronautical radio station licensee. In addition, U.S. law currently restricts foreign ownership of U.S. airlines. In the United States, certain mergers that may affect competition may require certain filings and review by the Department of Justice and the Federal Trade Commission, and investments or acquisitions that may affect national security are subject to review by the Committee on Foreign Investment in the United States (“CFIUS”). CFIUS is an interagency committee authorized to review certain transactions involving foreign investment in the United States by foreign persons in order to determine the effect of such transactions on the national security of the United States.

Outside the United States, laws or regulations may affect our ability to consummate a Business Combination with potential target companies incorporated or having business operations in jurisdictions where national security considerations, involvement in regulated industries (including telecommunications), or in businesses where a country’s culture or heritage may be implicated.

U.S. and foreign regulators generally have the power to deny the ability of the parties to consummate a transaction or to condition approval of a transaction on specified terms and conditions, which may not be acceptable to us or a target. In such event, we may not be able to consummate a transaction with that potential target.

As a result of these various restrictions, the pool of potential targets with which we could complete an initial Business Combination may be limited and we may be adversely affected in terms of competing with other SPACs that do not have similar ownership issues. Moreover, the process of government review, whether by CFIUS or otherwise, could be lengthy. Because we have only a limited time to complete our initial Business Combination, our failure to obtain any required approvals within the requisite time period may require us to liquidate. If we liquidate, our public stockholders may only receive $10.20 per share, and our warrants will expire worthless. This will also cause you to lose any potential investment opportunity in a target company and the chance of realizing future gains on your investment through any price appreciation in the combined company.

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We thank the Staff for its review of the foregoing. If you have further comments, please feel free to contact our counsel, Benjamin Reichel, at breichel@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Steve Salis
Name:	Steve Salis
Title:	Chief Executive Officer

cc: Benjamin Reichel

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